

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 18, 2009

Ms. Kathleen Karloff
Chief Executive Officer, Secretary and Director
INVO Bioscience, Inc.
100 Cummings Center, Suite 421E
Beverly, Massachussetts 01915

     Re: Emy's Salsa Aji Distribution Company, Inc.
               Item 4.01 Form 8-K
               Filed December 12, 2008
               File No. 333-147330

Dear Ms. Karloff:

     We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,

               Ta Tanisha Meadows
               Staff Accountant